UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.       )*

Motive Capital Corp II
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G6293R106
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6293R106	SCHEDULE 13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON Motive Capital Funds Sponsor II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,434,361(1)(2) (as of December 31, 2022 and 2021)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,434,361(1)(2) (as of December 31, 2022 and 2021)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,434,361(1)(2) (as of December 31, 2022 and 2021)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8% (as of December 31, 2022 and 2021)

12	TYPE OF REPORTING PERSON
OO

(1)       Consists of 8,434,361 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of Motive Capital Corp II (the “Issuer”) acquirable upon conversion of 8,434,361 Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”), of the Issuer.

(2)       Excludes 11,769,985 Class A ordinary shares issuable upon the exercise of 11,769,985 private placement warrants of the Issuer owned by Motive Capital Funds Sponsor II, LLC (the “Sponsor”). Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

CUSIP No. G6293R106	SCHEDULE 13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON Motive Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,434,361(1)(2) (as of December 31, 2022 and 2021)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,434,361(1)(2) (as of December 31, 2022 and 2021)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,434,361(1)(2) (as of December 31, 2022 and 2021)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8% (as of December 31, 2022 and 2021)

12	TYPE OF REPORTING PERSON
OO

(1)       Represents 8,434,361 Class B ordinary shares held by the Sponsor. The manager of the Sponsor is Motive Partners GP, LLC (the “Manager”). The sole member of the Manager is Rob Exploration, LLC (“Exploration”) where Paul Luc Robert Heyvaert (“Mr. Heyvaert”) is the sole member and has sole voting and dispositive power over the shares held by the Sponsor. The shares held by the Sponsor may be deemed to be beneficially owned by the Manager, Exploration and Mr. Heyvaert. Each of the Manager, Exploration and Mr. Heyvaert disclaims beneficial ownership of the shares held by the Sponsor except to the extent of their respective pecuniary interest therein.

(2)       Excludes 11,769,985 Class A ordinary shares issuable upon the exercise of 11,769,985 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

CUSIP No. G6293R106	SCHEDULE 13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON Rob Exploration, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,434,361(1)(2) (as of December 31, 2022 and 2021)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,434,361(1)(2) (as of December 31, 2022 and 2021)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,434,361(1)(2) (as of December 31, 2022 and 2021)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8% (as of December 31, 2022 and 2021)

12	TYPE OF REPORTING PERSON
OO

(1)       Represents 8,434,361 Class B ordinary shares held by the Sponsor. The manager of the Sponsor is the Manager. The sole member of the Manager is Exploration where Mr. Heyvaert is the sole member and has sole voting and dispositive power over the shares held by the Sponsor. As a result, the shares held by the Sponsor may be deemed to be beneficially owned by the Manager, Exploration and Mr. Heyvaert. Each of the Manager, Exploration and Mr. Heyvaert disclaims beneficial ownership of the shares held by the Sponsor except to the extent of their respective pecuniary interest therein.

(2)       Excludes 11,769,985 Class A ordinary shares issuable upon the exercise of 11,769,985 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

CUSIP No. G6293R106	SCHEDULE 13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON Paul Luc Robert Heyvaert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,434,361(1)(2) (as of December 31, 2022 and 2021)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,434,361(1)(2) (as of December 31, 2022 and 2021)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,434,361(1)(2) (as of December 31, 2022 and 2021)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8% (as of December 31, 2022 and 2021)

12	TYPE OF REPORTING PERSON
IN

(1)       Represents 8,434,361 Class B ordinary shares held by the Sponsor. The manager of the Sponsor is the Manager. The sole member of the Manager is Exploration where Mr. Heyvaert is the sole member and has sole voting and dispositive power over the shares held by the Sponsor. As a result, the shares held by the Sponsor may be deemed to be beneficially owned by the Manager, Exploration and Mr. Heyvaert. Each of the Manager, Exploration and Mr. Heyvaert disclaims beneficial ownership of the shares held by the Sponsor except to the extent of their respective pecuniary interest therein.

(2)       Excludes 11,769,985 Class A ordinary shares issuable upon the exercise of 11,769,985 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Item 1(a).	Name of Issuer:

Motive Capital Corp II, a Cayman Islands exempted company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7 World Trade Center 250 Greenwich St., Floor 47 New York, NY 10007

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i) Motive Capital Funds Sponsor II, LLC, a Cayman Islands limited liability company (the “Sponsor”), with respect to the Class A ordinary shares, par value $0.0001 per share of the Issuer (the “Class A ordinary shares”) issuable upon the conversion of the Class B ordinary shares, par value $0.0001 per share of the Issuer (the “Class B ordinary shares”) held or beneficially owned by the Sponsor;

(ii) Motive Partners GP, LLC, a Delaware limited liability company (the “Manager”), which serves as the manager of the Sponsor;

(iii) Rob Exploration, LLC, a Delaware limited liability company (“Exploration”), which is the sole member of the Manager; and

(iv) Mr. Paul Luc Robert Heyvaert, a Belgian citizen (“Mr. Heyvaert”), who is the sole member of Exploration.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 7 World Trade Center, 250 Greenwich St., Floor 47 New York, NY 10007.

Item 2(c).	Citizenship:

The Sponsor is a Cayman Islands limited liability company. The Manager is a Delaware limited liability company. Exploration is a Delaware limited liability company. Mr. Heyvaert is a Belgian citizen.

Item 2(d).	Titles of Classes of Securities:

Class A ordinary shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

G6293R106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership

A.	The Sponsor:
(a)	Amount beneficially owned: 8,434,361
(b)	Percent of class: 19.8%
(c)	(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 8,434,361
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 8,434,361

B.	The Manager:

(a)	Amount beneficially owned: 8,434,361
(b)	Percent of class: 19.8%
(c)	(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 8,434,361
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 8,434,361

C.	Exploration:

(a)	Amount beneficially owned: 8,434,361
(b)	Percent of class: 19.8%
(c)	(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 8,434,361
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 8,434,361

D.	Mr. Heyvaert:
(a)	Amount beneficially owned: 8,434,361
(b)	Percent of class: 19.8%
(c)	(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 8,434,361
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 8,434,361

The percentages reported in this Schedule 13G are based on an aggregate of 42,671,805 ordinary shares (consisting of 34,137,444 Class A ordinary shares and 8,534,361 Class B ordinary shares) outstanding on October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on October 31, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 10, 2023

MOTIVE CAPITAL FUNDS SPONSOR II, LLC.

By:	/s/ Paul Luc Robert Heyvaert
Name:	Paul Luc Robert Heyvaert
Title:	Manager

MOTIVE PARTNERS GP, LLC

By:	/s/ Paul Luc Robert Heyvaert
Name:	Paul Luc Robert Heyvaert
Title:	Founder, Managing Partner, and Chief Executive Officer

ROB EXPLORATION, LLC

By:	/s/ Paul Luc Robert Heyvaert
Name:	Paul Luc Robert Heyvaert
Title:	Sole Member

PAUL LUC ROBERT HEYVAERT

/s/ Paul Luc Robert Heyvaert